SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE 219th

ORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Meeting held with the attendance of the members of the Board of Directors over video conferencing. 2. DATE: October 14, 2021, at 8:30 am. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI, Chair; and DENISE TEIXEIRA GOMES, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

The Board of Directors:

I.	Received information and discussed matters related to the Company’s financial standing and budget execution;
II.	Received information and discussed the key assumptions underlying the Company’s 2022 Corporate Budget, which will be analyzed in upcoming meetings and subsequently resolved;
III.	Unanimously resolved, after listening to the Statutory Audit Committee, to approve the contracting of Deloitte Touche Tohmatsu Auditores Independentes to provide additional independent audit services;
IV.	Unanimously resolved, after listening to the Statutory Audit Committee, pursuant to the Policy on Transactions with Related Parties and Conflicts of Interest, to approve the provision of personal guarantee by Companhia Paranaense de Energia - Copel, within the scope of the Third Debenture Issue of Mata de Santa Genebra Transmissão S.A. – MSG, proportionally to the interest held by Copel Geração e Transmissão S.A. (50.1%) in MSG;
V.	Unanimously resolved, after listening to the Sustainable Development Committee, to approve the Company’s Appointment Policy;
VI.	Unanimously resolved, after listening to the Statutory Audit Committee, to approve the Company’s Integrated Corporate Risk Management Policy;
VII.	Unanimously deemed the proposal for amending the Bylaws of Copel (Holding Company) adequate to be submitted for resolution at the Extraordinary Shareholders’ Meeting, whose call is hereby authorized, and its date to be fixed;
VIII.	Unanimously resolved to approve the Board meetings’ 2022 calendar;
IX.	Analyzed and discussed information about the planning of the independent audit work of the Company’s 2021 Financial Statements to be carried out by Deloitte Touche Tohmatsu Auditores Independentes;
X.	Analyzed and discussed information on the renegotiation of hydrological risk provided for in Regulatory Resolution 895 and the recognition of fair value related to the right to extend the grant to Copel’s plants; and
XI.	Analyzed and discussed the latest information on the “Copel Volt” Innovation Program and the Research and Development (R&D) initiatives.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 219th Ordinary Board of Directors’ Meeting drawn up in the Company’s Book No. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 15, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.